Exhibit 99.1

KE Holdings to Hold Extraordinary General Meeting on November 8, 2021

BEIJING, China, September 29, 2021 — KE Holdings Inc. (“Beike” or the “Company”) (NYSE: BEKE), a leading integrated online and offline platform for housing transactions and services, today announced that it will hold an extraordinary general meeting of shareholders (the “EGM”) at 9:00 a.m. on November 8, 2021 (Beijing time) at the address of Oriental Electronic Technology Building, No. 2 Chuangye Road, Haidian District, Beijing, the People’s Republic of China.

The purpose of the EGM is to consider and, if thought fit, to approve the re-designation of shares (the “Share Re-designation”) which has been proposed by the Company, pursuant to which 110,116,275 Class A ordinary shares that are held by Ever Orient International Limited and beneficially owned by Mr. PENG Yongdong, chairman and chief executive officer of the Company, and 47,777,775 Class A ordinary shares that are held by Clover Rich Limited and beneficially owned by Mr. SHAN Yigang, an executive director of the Company, shall be re-designated as Class B ordinary shares on a 1:1 basis. The Company also learned that Propitious Global Holdings Limited intends to convert 157,894,050 of its Class B ordinary shares into Class A ordinary shares on a 1:1 basis, conditioned upon the shareholders’ approval of the Share Re-designation, and effective immediately prior to the Share Re-designation becoming effective (the “Share Conversion”). Propitious Global Holdings Limited, the Company’s principal shareholder, is ultimately controlled by Z&Z Trust, the beneficiaries of which are the immediate family members of Mr. ZUO Hui, the founder and permanent chairman emeritus of Beike. Upon the completion of the proposed Share Conversion and the Share Re-designation, the total number of issued and outstanding Class B ordinary shares of the Company will remain unchanged and except for Ever Orient International Limited, Clover Rich Limited and Propitious Global Holdings Limited, the voting power of the shareholders will not be affected. The effect of the proposed Share Re-designation and Share Conversion for Ever Orient International Limited, Clover Rich Limited and Propitious Global Holdings Limited are set out in the table below.

	Ordinary Shares Beneficially Owned Prior to the Share Re-designation and Share Conversion				Ordinary Shares Beneficially Owned After the Share Re-designation and Share Conversion
	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares*	% of aggregate voting power**	Class A ordinary shares	Class B ordinary shares	% of total ordinary shares*	% of aggregate voting power**
Propitious Global Holdings Limited	—	885,301,280	24.8%	76.7%	157,894,050	727,407,230	24.8%	64.4	%***
Ever Orient International Limited	110,116,275	—	3.1%	1.0%	—	110,116,275	3.1%	9.5%
Clover Rich Limited	47,777,775	—	1.3%	0.4%	—	47,777,775	1.3%	4.1%
Total of above	157,894,050	885,301,280	29.2%	78.1%	157,894,050	885,301,280	29.2%	78.1%

*	For each person or group included in this column, percentage of total ordinary shares is based on both class A and class B ordinary shares held by such person or group with respect to all of Beike’s outstanding Class A and Class B ordinary shares as a single class as of June 30, 2021.

**	For each person or group included in this column, percentage of total voting power represents voting power based on both class A and class B ordinary shares held by such person or group with respect to all of Beike’s outstanding Class A and Class B ordinary shares as a single class as of June 30, 2021. Each holder of the Class A ordinary shares is entitled to one vote per share. Each holder of the Class B ordinary shares is entitled to ten votes per share.

***	The Irrevocable Proxy and Power of Attorney executed and delivered by Propitious Global Holdings Limited to Baihui Partners L.P. on July 28, 2021 remains effective.

The Board has fixed the close of business on September 29, 2021 (Eastern Standard Time) as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of, and to attend, the EGM or any adjourned or postponed meeting thereof. Holders of record of the Company’s ordinary shares, par value US$0.00002 per share, at the close of business on the Record Date are entitled to notice of, and to attend and vote at, the EGM or any adjournment or postponement thereof. Holders of the Company’s ADSs who wish to exercise their voting rights for the underlying ordinary shares must act through the depositary of the Company’s ADS program, the Bank of New York Mellon (the “Depositary”). The notice of the EGM, which sets forth the resolutions to be submitted to shareholder approval and other relevant information regarding the EGM, the proposed Share Re-designation and how to vote ordinary shares or direct the Depositary to vote the ordinary shares represented by the ADSs at the EGM, is available on the Company’s website at http://investors.ke.com.

About KE Holdings Inc.

KE Holdings Inc. is a leading integrated online and offline platform for housing transactions and services. The Company is a pioneer in building the industry infrastructure and standards in China to reinvent how service providers and housing customers efficiently navigate and consummate housing transactions, ranging from existing and new home sales, home rentals, to home renovation, real estate financial solutions, and other services. The Company owns and operates Lianjia, China’s leading real estate brokerage brand and an integral part of its Beike platform. With 20 years of operating experience through Lianjia since its inception in 2001, the Company believes the success and proven track record of Lianjia pave the way for it to build the industry infrastructure and standards and drive the rapid and sustainable growth of Beike.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “confident,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Among other things, the remarks made by the management in this press release, as well as Beike’s strategic and operational plans, contain forward-looking statements. Beike or its management may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about KE Holdings Inc.’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in KE Holdings Inc.’s filings with the SEC. All information provided in this press release is as of the date of this press release, and KE Holdings Inc. does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor Contact

For investor and media inquiries, please contact:

In China:

KE Holdings Inc.

Investor Relations

Matthew Zhao

Siting Li

E-mail: ir@ke.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-6508-0677

E-mail: ke@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: ke@tpg-ir.com

2